UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ CARLOS E. GALVEZ PINILLOS

Name: Carlos E. Galvez Pinillos

Title: Chief Financial Officer

Date: June 28, 2017

Buenaventura Announces Appointment of Gonzalo Eyzaguirre as Vice President of Operations

LIMA, Peru--(BUSINESS WIRE)--June 28, 2017--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced the appointment of Mr. Gonzalo Eyzaguirre as Vice President of Operations, effective on July 1, 2017 and approved at the Company’s Board meeting held on June 28, 2017. In his new role, Mr. Eyzaguirre will be responsible for Buenaventura´s wholly owned operating units as well as the operating units of Buenaventura´s subsidiaries.

Victor Gobitz, Chief Executive Officer of Buenaventura, commented, “We are glad to have Gonzalo joining Buenaventura´s management team. His extensive experience in mine operations management as General Manager at Sociedad Minera El Brocal, combined with his outstanding business acumen and demonstrated leadership skills, will prove invaluable in the years to come. We look forward to leveraging Gonzalo’s considerable energy and expertise as we continue to optimize Buenaventura’s and subsidiaries´ operations.”

Mr. Eyzaguirre has more than 20 years of experience in the mining industry with a deep understanding of both underground and open pit mines. Prior to assuming his new role at Buenaventura, Mr. Eyzaguirre was the General Manager of Sociedad Minera el Brocal since October 2014. He also held positions of increasing responsibility including Mine Superintendent, Operations Manager and ultimately as General Manager at Gold Fields’ Cerro Corona operation located in Cajamarca, northern Peru. Mr. Eyzaguirre began his career with Minera Yanacocha S.R.L. in Cajamarca, where he held various positions over a period of more than seven years.

Mr. Eyzaguirre received an undergraduate degree in Mining Engineering from the Pontificia Universidad Catolica del Peru in 1995. He holds an MBA from York University’s Schulich School of Business in Toronto, Ontario, Canada and completed Harvard Business School’s General Management Program.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines, as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache) and is developing the San Gabriel Project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2016 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

CONTACT:
Lima:
Carlos Galvez, (511) 419-2540
Chief Financial Officer
or
Rodrigo Echecopar, (511) 419-2591
Investor Relations Coordinator
rodrigo.echecopar@buenaventura.pe
or
NY:
Barbara Cano, (646) 452-2334
barbara.cano@mbsvalue.com
or
Company Website: www.buenaventura.pe/ir